Exhibit 99.1

Press Release

Epiq Systems Reaches Agreement to be Acquired for $16.50 Per Share by OMERS Private Equity and Harvest Partners

Transaction valued at approximately $1.0 billion

Upon completion of transaction, Epiq Systems and DTI to combine, creating a global legal services and technology leader

Kansas City, Kan. (July 27, 2016) — Epiq Systems, Inc. (“Epiq”) (NASDAQ: EPIQ), a leading global provider of integrated technology and services for the legal profession, today announced that it has entered into a definitive agreement to be acquired by OMERS Private Equity, the private equity arm of the OMERS pension plan, and funds managed by Harvest Partners, LP, a leading middle-market private equity fund, for $16.50 per share in cash. The transaction, which represents a 42% premium to Epiq’s unaffected closing share price of $11.63 as of February 19, 2016, the last trading day before a media report speculating about potential offers for the company, has a total value of approximately $1.0 billion including assumed debt obligations.

The Epiq Board of Directors unanimously approved the transaction and recommends that Epiq shareholders vote in favor of the transaction. Under the terms of the agreement, upon the closing of the transaction, Epiq shareholders will receive $16.50 in cash for each share of Epiq’s common stock. Upon completion of the transaction, Epiq will become a privately-held company and will be combined with DTI, a leading global legal process outsourcing (LPO) company majority-owned by OMERS and managed by OMERS Private Equity.

The proposed transaction is expected to close in the fourth quarter of 2016, subject to customary closing conditions including receipt of shareholder and regulatory approvals. The transaction requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Epiq’s common stock entitled to vote on the transaction, which will be sought at a special meeting of Epiq’s shareholders. Each of St. Denis J. Villere & Company, LLC and P2 Capital Partners, LLC, the two largest shareholders of the company, Tom W. Olofson, founder, chairman and chief executive officer of the company, and the company’s directors and other executive officers have signed voting support agreements in support of the transaction, representing approximately 38% of the total issued and outstanding shares of common stock of the company.

Douglas M. Gaston, the chairman of the Strategic Alternatives Committee of the Epiq Board of Directors, commented, “This transaction represents the successful culmination of a comprehensive review of strategic and financial alternatives to maximize value for all of Epiq’s shareholders. After careful consideration, the Board determined that this transaction with OMERS Private Equity and Harvest Partners represents the highest and best offer received, offering Epiq shareholders at closing with immediate cash value at a substantial premium.”

Mr. Olofson said, “We believe this transaction is in the best interest of our shareholders, clients, associates and business partners. OMERS Private Equity and Harvest Partners are two experienced and world-class investors that have an extensive understanding of the legal technology solutions and services industry. Our management team and colleagues look forward to the new opportunities for growth with DTI.”

Eric Haley, managing director of OMERS Private Equity, said, “Epiq and DTI are both recognized as excellent service providers and market innovators. This combination will produce a global firm with best-in-class solutions and significant opportunities for growth in the dynamic legal technology industry.” Michael Graham, Head of North America of OMERS Private Equity added, “This combination is indicative of the confidence we have in the DTI platform and the future of the legal process outsourcing industry and we are excited to partner with the Epiq team to enhance the growth of these two exceptional companies.”

“We are excited to invest in this combination of two global legal technology solutions and services companies,” said Andrew Schoenthal, managing director of Harvest Partners. “We are looking forward to once again partnering with John Davenport Jr. and DTI, and have great respect for Epiq and what they have accomplished,” added Ira Kleinman, senior managing director of Harvest Partners.

Combination of Epiq and DTI to Deliver Significant Benefits to Clients, Partners and Employees

The combination of Epiq and DTI is expected to deliver significant benefits to their clients, partners and employees, including:

•	broadened range of service solutions and products

•	expanded geographic footprint

•	combined deep bench of expertise

•	bolstered data security protocols

•	commitment to exceptional client service, and

•	increased opportunities for employees.

John Davenport Jr., founder and chief executive officer of DTI, commented, “Epiq is an industry leader with significant growth potential and aligns perfectly with our objective of delivering excellence in legal process outsourcing wherever our clients operate. This combination will expand our platform in scope, geographic reach and innovative capabilities. As we plan to integrate the two businesses, we will continue to deliver the high-quality solutions and client-centric focus that our clients have come to expect.” Davenport continued, “We look forward to welcoming the Epiq management team and their talented employees in serving our combined global client base more effectively and efficiently than ever before.”

Brad D. Scott, president and chief operating officer of Epiq, said, “This combination brings together two highly complementary legal services and technology companies with global reach and deep expertise. With the support of Omers Private Equity and Harvest Partners, we have the opportunity to leverage each company’s strengths to create a combined entity well positioned to be the world’s preferred strategic partner for complex and outsourced legal matters. We are excited to work with the DTI team to enhance the value of all of our service offerings to clients worldwide.”

Credit Suisse Securities (USA) LLC is serving as exclusive financial advisor to Epiq Systems and Kirkland & Ellis LLP is serving as legal counsel. Wells Fargo Securities is serving as exclusive financial advisor to DTI, and Weil, Gotshal & Manges LLP and Bryan Cave LLP are serving as legal counsel. Wells Fargo Securities is serving as exclusive financial advisor to OMERS Private Equity and Weil, Gotshal & Manges LLP is serving as legal counsel. BofA Merrill Lynch is serving as exclusive financial advisor to Harvest Partners and White & Case LLP is serving as legal counsel. Bank of America Merrill Lynch and Goldman Sachs are joint lead arrangers and joint bookrunners for the credit facilities.

About Epiq

Epiq (NASDAQ: EPIQ) is a leading global provider of integrated technology and services for the legal profession, including eDiscovery, managed services, bankruptcy, class action and mass tort administration, federal regulatory actions and data breach responses. Our innovative solutions are designed to streamline the administration of litigation, investigations, financial transactions, regulatory compliance and other legal matters. Epiq’s subject-matter experts bring clarity to complexity, create efficiency through expertise and deliver confidence to our clients around the world. For more information, visit us at www.epiqsystems.com.

About OMERS Private Markets (“OPM”) and OMERS Private Equity

OMERS Private Markets (OMERS Private Equity and Borealis Infrastructure) invests globally in private equity and infrastructure assets on behalf of the OMERS pension plan. OMERS Private Equity’s investment strategy involves active ownership of a portfolio of industry-leading businesses across North America and Europe. Through partnership with world class management teams and delivering on growth strategies, OMERS Private Equity’s investments are aimed at generating strong returns to help deliver secure and sustainable pensions to OMERS members. Recent OMERS Private Equity transactions include the acquisition of Forefront Dermatology, Kenan Advantage Group, and ERM Partners and the successful sale of Marketwired. OPM has offices in Toronto, New York, London and Sydney. OMERS is one of Canada’s largest pension funds with net assets of CAD$77 billion. For more information, please visit www.omerspe.com or www.omersprivatemarkets.com

About Harvest Partners

Founded in 1981, Harvest Partners, LP, (www.harvestpartners.com) is a leading New York-based private equity investment firm with over $5.0 billion in cumulative capital commitments that pursues management buyouts and recapitalizations of middle market companies in North America. Harvest focuses on acquiring profitable companies in the business services and consumer, healthcare services, industrial services, and manufacturing and distribution sectors. For more information, please visit www.HarvestPartners.com.

About DTI

DTI is a leading legal process outsourcing (LPO) company serving law firms, corporations and government entities around the globe. DTI helps its clients accelerate the changes they must make to remain competitive. DTI is a leader in the management of information and processes. The company manages risks and minimizes costs associated with complex litigation and compliance functions. DTI is among the most experienced providers of eDiscovery, litigation support and court reporting. To learn more about DTI’s global footprint, flexibility, capacity and world-class project management, visit www.DTIGlobal.com.

Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed transaction and all other statements in this press release, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. The parties may not be able to complete the proposed transaction on the terms described above or other acceptable terms or at all because of a number of factors, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the failure to obtain shareholder approval or the failure to satisfy the closing conditions, (3) the failure to obtain the necessary financing arrangements set forth in the debt and equity commitment letters delivered pursuant to the merger agreement, (4) risks related to disruption of the attention of Epiq’s and DTI’s managements from their respective ongoing business operations due to the proposed transaction, and (5) the effect of the announcement of the proposed transaction on the ability of each party to retain and hire key personnel and maintain relationships with its customers, suppliers, operating results and business generally.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the parties’ views as of the date on which such statements were made. The parties anticipate that subsequent events and developments may cause their views to change. However, although the parties may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the parties’ views as of any date subsequent to the date hereof.

Additional Information and Where to Find It

In connection with the proposed transaction, Epiq will file with the Securities and Exchange Commission (the “SEC”) and furnish to Epiq’s shareholders a proxy statement. BEFORE MAKING ANY VOTING DECISION, EPIQ’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of documents filed by Epiq with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and shareholders may obtain a free copy of Epiq’s filings with the SEC from Epiq’s website at http://epiqsystems.com/investors or by directing a request to: Epiq Systems, Inc., 501 Kansas Avenue, Kansas City 66105-1300, Attn: Investor Relations, (913) 621-9500.

Epiq and certain of its directors, executive officers, and certain other members of management and employees of Epiq may be deemed to be participants in the solicitation of proxies from shareholders of Epiq in favor of the proposed merger. Information about directors and executive officers of Epiq is set forth in the proxy statement for Epiq’s 2016 annual meeting of shareholders, as filed with the SEC on Form DEF 14A on June 23, 2016. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement with respect to the merger that Epiq will file with the SEC and furnish to Epiq’s shareholders.

CONTACTS

For Epiq:

Investors		Media
Kelly Bailey Epiq Systems +1 (913) 621-9500 ir@epiqsystems.com	Chris Eddy Catalyst Global +1 (212) 924-9800 epiq@catalyst-ir.com	Michael Freitag / Mahmoud Siddig Joele Frank, Wilkinson, Brimmer Katcher +1 (212) 355-4449 EPIQ-JF@joelefrank.com

For OMERS:

Lori McLeod

OMERS

+1(416) 369-2399

lmcleod@omers.com

For Harvest Partners:
Caroline Luz Owen Blicksilver Public Relations, Inc. +1 (203) 656-2829	Andrew Schoenthal Managing Director Harvest Partners +1 (212) 599-6300

For DTI:

Jill Brown

DTI

+1 (713) 202-6705

jbrown@DTIGlobal.com

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